# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Venture Global, Inc., CIK 0002007855
CUSIP: 92333F101
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 1001 19TH STREET NORTH, SUITE 1500, ARLINGTON, Virginia (VA), 22209
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002052331

## Reporting persons
- Venture Global Partners II, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,968,604,458; sole dispositive power 0; shared dispositive power 1,968,604,458; aggregate amount beneficially owned 1,968,604,458 (81.36% of the class)
  Comment: The number in Rows (6), (8) and (9) consists of 1,968,604,458 shares of Class B common stock, par value $0.01 per share ("Class B common stock"), of the Issuer, held of record by Venture Global Partners II, LLC, a limited liability company controlled by Michael Sabel and Robert Pender. Each share of Class B common stock is convertible into one share of Class A common stock, par value $0.01 per share ("Class A common stock"), of the Issuer, at the option of the holder at any time.
  
  The number in Row (11) is based on the quotient obtained by dividing (a) the aggregate number of shares of Class B common stock beneficially owned by the Reporting Person as set forth in Row (9) by (b) the sum of (i) 451,009,394 shares of Class A common stock outstanding as of March 31, 2025, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of shares of Class B common stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B common stock beneficially owned by the Reporting Person as set forth in clauses "(a)" and "(b)" of this footnote are treated as-converted into shares of Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person. Each share of Class A common stock is entitled to one vote, and each share of Class B common stock is entitled to ten votes. The percentage reported in Row (11) does not reflect the ten for one voting power of the shares of Class B common stock because the shares of Class B common stock are treated as converted into shares of Class A common stock for the purpose of this report.
- Michael Sabel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 1,185,885; shared voting power 1,968,604,458; sole dispositive power 1,185,885; shared dispositive power 1,968,604,458; aggregate amount beneficially owned 1,969,790,343 (81.41% of the class)
  Comment: The number in Rows (6) and (8) consists of 1,968,604,458 shares of Class B common stock, par value $0.01 per share ("Class B common stock"), of the Issuer, held of record by Venture Global Partners II, LLC, a limited liability company controlled by Michael Sabel and Robert Pender. Each share of Class B common stock is convertible into one share of Class A common stock, par value $0.01 per share ("Class A common stock"), of the Issuer, at the option of the holder at any time.
  
  The number in Row (9) consists of (i) 1,185,885 shares of Class A common stock held of record by Michael Sabel and (ii) 1,968,604,458 shares of Class B common stock held of record by Venture Global Partners II, LLC, a limited liability company controlled by Michael Sabel and Robert Pender.
  
  The number in Row (11) is based on the quotient obtained by dividing (a) the aggregate number of shares of Class A common stock and shares of Class B common stock beneficially owned by the Reporting Person as set forth in Row (9) by (b) the sum of (i) 451,009,394 shares of Class A common stock outstanding as of March 31, 2025, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of shares of Class B common stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B common stock beneficially owned by the Reporting Person as set forth in clauses "(a)" and "(b)" of this footnote are treated as-converted into shares of Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person. Each share of Class A common stock is entitled to one vote, and each share of Class B common stock is entitled to ten votes. The percentage reported in Row (11) does not reflect the ten for one voting power of the shares of Class B common stock because the shares of Class B common stock are treated as converted into shares of Class A common stock for the purpose of this report.
- Robert Pender: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 1,185,885; shared voting power 1,968,604,458; sole dispositive power 1,185,885; shared dispositive power 1,968,604,458; aggregate amount beneficially owned 1,969,790,343 (81.41% of the class)
  Comment: The number in Rows (6) and (8) consists of 1,968,604,458 shares of Class B common stock, par value $0.01 per share ("Class B common stock"), of the Issuer, held of record by Venture Global Partners II, LLC, a limited liability company controlled by Michael Sabel and Robert Pender. Each share of Class B common stock is convertible into one share of Class A common stock, par value $0.01 per share ("Class A common stock"), of the Issuer, at the option of the holder at any time.
  
  The number in Row (9) consists of (i) 1,185,885 shares of Class A common stock held of record by Robert Pender and (ii) 1,968,604,458 shares of Class B common stock held of record by Venture Global Partners II, LLC, a limited liability company controlled by Michael Sabel and Robert Pender.
  
  The number in Row (11) is based on the quotient obtained by dividing (a) the aggregate number of shares of Class A common stock and shares of Class B common stock beneficially owned by the Reporting Person as set forth in Row (9) by (b) the sum of (i) 451,009,394 shares of Class A common stock outstanding as of March 31, 2025, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of shares of Class B common stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B common stock beneficially owned by the Reporting Person as set forth in clauses "(a)" and "(b)" of this footnote are treated as-converted into shares of Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person. Each share of Class A common stock is entitled to one vote, and each share of Class B common stock is entitled to ten votes. The percentage reported in Row (11) does not reflect the ten for one voting power of the shares of Class B common stock because the shares of Class B common stock are treated as converted into shares of Class A common stock for the purpose of this report.

## Item 1. Issuer
Name of issuer: Venture Global, Inc.
Address of issuer's principal executive offices: 1001 19TH STREET NORTH, SUITE 1500, ARLINGTON, VA, 22209

## Item 2. Person Filing
Name of person filing:
VENTURE GLOBAL PARTNERS II, LLC
MICHAEL SABEL
ROBERT PENDER
Address of principal business office or, if none, residence: 1001 19TH STREET NORTH, SUITE 1500, ARLINGTON, VA, 22209
Citizenship:
VENTURE GLOBAL PARTNERS II, LLC: Delaware
MICHAEL SABEL: United States
ROBERT PENDER: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See row 9 of the Cover Pages for each of the Reporting Persons.
Percent of class: See row 11 of the Cover Pages for each of the Reporting Persons.
Sole power to vote or to direct the vote: See row 5 of the Cover Pages for each of the Reporting Persons.
Shared power to vote or to direct the vote: See row 6 of the Cover Pages for each of the Reporting Persons.
Sole power to dispose or to direct the disposition: See row 7 of the Cover Pages for each of the Reporting Persons.
Shared power to dispose or to direct the disposition: See row 8 of the Cover Pages for each of the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Members of Filing Group
Exhibit B - Joint Filing Agreement Pursuant to Rule 13d-1(k)(1)

## Signatures
- Venture Global Partners II, LLC: /s/ Michael Sabel, Michael Sabel, Managing Partner (05/06/2025)
- Michael Sabel: /s/ Michael Sabel, Michael Sabel (05/06/2025)
- Robert Pender: /s/ Robert Pender, Robert Pender (05/06/2025)